                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                           Kellstrom Industries, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

           5 3/4% Convertible Subordinated Notes due October 15, 2002
             5 1/2% Convertible Subordinated Notes due June 15, 2003
                        (Titles of Classes of Securities)

          (488035ACO or U4878AAO) 5 3/4% Convertible Subordinated Notes
                              due October 15, 2002
                         (48835AE6) 5 1/2% Convertible
                      Subordinated Notes due June 15, 2003
                    (CUSIP Numbers of Classes of Securities)

                                 Zivi R. Nedivi
                      President and Chief Executive Officer
                             3701 Flamingo Parkway
                             Miramar, Florida 33027
                                 (954) 538-2000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                           Person(s) Filing Statement)

                                    COPY TO:

                              Bruce I. March, Esq.
                              Robert C. Boehm, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                    SunTrust International Center, 28th Floor
                           One Southeast Third Avenue
                            Miami, Florida 33131-1714
                                 (305) 374-5600

                            CALCULATION OF FILING FEE


================================================================================
       TRANSACTION VALUATION                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $96,000,000                                        $24,000(1)
================================================================================



(1)      The filing fee has been calculated pursuant to Rule 0-11(b)(2)
         under the Securities Exchange Act of 1934, based upon the book value of the aggregate principal amount of the notes that may be received by Kellstrom Industries, Inc. in the exchange offer.
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[X]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

         Amount Previously Paid: $35,063                               Filing Party: Kellstrom Industries, Inc.
         Form or Registration No.:  S-4 (File No. 333-56750)           Date Filed: March 8, 2001

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 7 to the Tender Offer Statement on Schedule TO is being filed by Kellstrom Industries, Inc., a Delaware corporation ("Kellstrom Industries"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange up to $96,000,000 aggregate principal amount of its old convertible subordinated notes, which may include up to $54,000,000 of its old 5 3/4% convertible subordinated notes due October 15, 2002 and/or up to $86,250,000 of its old 5 1/2% convertible subordinated notes due June 15, 2003 (collectively, the "Old Notes"), in any combination totaling no more than $96,000,000 in aggregate principal amount of Old Notes for up to a maximum of $30,000,000 in aggregate principal amount of new 8 1/2% Senior Subordinated Notes due March 31, to 2008, up to a maximum of $30,000,000 in aggregate principal amount of new 7% Mandatorily Redeemable Subordinated Notes due March 31, 2008 or up to a maximum of $18,000,000 in aggregate principal amount of new 6% Convertible Subordinated Notes due March 31, 2008, each upon the terms and subject to the conditions set forth in Kellstrom Industries Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") on March 8, 2001, as amended on Amendment No. 1 to Form S-4 filed with the Commission on April 30, 2001, as further amended on Amendment No. 2 to Form S-4 filed with the Commission on June 12, 2001 and as further amended on Amendment No. 3 Form S-4 filed with the Commission on June 26, 2001 (the "Registration Statement").

         The information in the Registration Statement, including the exhibits thereto, are hereby expressly incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

         Kellstrom Industries hereby amends and supplements the Schedule TO as follows:
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ITEM 12.  EXHIBITS.

          (a)(16) Prospectus Supplement dated June 26, 2001 (Incorporated by reference to Kellstrom Industries, Inc.'s Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on June 26, 2001).




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SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                      Kellstrom Industries, Inc.


June 26, 2001                     By: /s/  Zivi R. Nedivi
                                      ------------------------------------------
                                      Zivi R. Nedivi
                                      President and Chief Executive Officer


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